Exhibit 12

The J. M. Smucker Company

Computation of Ratio of Earnings to Fixed Charges

(in millions of dollars)

July 31, 2013
Three Months Ended
Earnings before fixed charges:
Income before income taxes	$189.5
Total fixed charges	29.8
Less: capitalized interest	(0.7)

Earnings available for fixed charges	$218.6
Fixed charges:
Interest and other debt expense, net of capitalized interest	$24.0
Capitalized interest	0.7
Estimated interest portion of rent expense (a)	5.1

Total fixed charges	$29.8
Ratio of earnings to fixed charges	7.3

(a)	For purposes of this calculation, management estimates approximately one-third of rent expense is representative of interest expense.